UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On March 20, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing that the Company has appointed Mr. John R. McMillan as the Senior Vice President of Quality and Engineering, effective April 1, 2008.

A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date:	March 21, 2008
		By:	/s/ KEI HONG CHUA
		Name:	Kei Hong Chua
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 20, 2008, announcing that the Company has appointed Mr. John R. McMillan as the Senior Vice President of Quality and Engineering, effective April 1, 2008.

ASAT Holdings Strengthens Management Team With Appointment Of Assembly and Test Industry

Veteran John R. McMillan As Senior VP of Quality And Engineering

HONG KONG and MILPITAS, Calif., – March 20, 2008 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced the appointment of John R. McMillan to the newly created position of Senior Vice President of Quality and Engineering. Mr. McMillan is scheduled to begin his new role effective April 1, 2008 and will be located in Dongguan, China.

Mr. McMillan brings more than 20 years of semiconductor assembly and test experience to ASAT, including 19 years in various management positions at Amkor Technology where he was most recently Vice President of Quality, Reliability and Manufacturing Engineering. While at Amkor, Mr. McMillan also served in several senior level positions in advanced product development and engineering management.

“John brings to ASAT more than two decades of successful senior level quality, engineering and operations experience in the semiconductor assembly and test industry,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “We believe his addition to our management team further validates ASAT’s improving position within the test and assembly industry.”

In addition to his experience at Amkor, Mr. McMillan served as Director of Quality and Engineering at Tensolite Company, a division of the Carlisle Corporation, where he revamped quality control procedures and managed the transition of manufacturing operations to China from the U.S.

“ASAT has continued to improve manufacturing quality since the completion of its move to Dongguan last year,” said Mr. McMillan. “I look forward to taking ASAT’s quality benchmarks to the next level by implementing the proven quality processes and techniques I’ve learned through my many years of experience in the assembly and test industry.”

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including the risk that we will not be able to locate and retain suitable people for our middle and senior management, the risk that we may not be able to maintain our improving position within the test and assembly industry due to conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our ability to maintain or improve our manufacturing quality and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our current reports on Form 6-K containing quarterly financial information filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com